ING Life Insurance and Annuity Company
Variable Annuity Account C

ING Flexible Income

Supplement dated November 23, 2005

This supplement updates and amends certain information contained in the variable annuity contract prospectus dated April 29, 2005, as supplemented. Please read it carefully and keep it with your variable annuity contract prospectus for future reference.

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The following is added after the second sentence under "Commission Payments" in the section titled Contract Distribution:

In addition to the commission paid upon receipt of a purchase payment to the contract, we may pay an additional amount, the total amount of which will not exceed 7% of the total commission paid with respect to a given purchase payment. Such additional payments will not be made upon receipt of the purchase payment, but will be paid over the same time period as the income payment option selected by the contract owner.